PROCOPIO 12544 High Bluff Drive Suite 300 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398
AUSTIN DEL MAR HEIGHTS PHOENIX SAN DIEGO SILICON VALLEY

January 23, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	One Stop Systems, Inc. | Preliminary Price Range

Registration Statement on Form S-1 (File No. 333-222121)

Dear Ms. Collins:

On behalf of our client, One Stop Systems, Inc. (the “Company”), we submit this letter as an addendum to our letter previously filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2018 (the “Initial Letter”) in connection with the review by the Commission of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) and oral comments received from the Commission on January 19, 2018 and January 22, 2018 as it relates to the preliminary price range contained in the Company’s Amendment No. 1 to Registration Statement (the “Amendment”).

As set forth in our Initial Letter, the Company presently estimates, based in part on information received by the lead underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $6.00 and $8.00 (the “Preliminary Price Range”), considering information currently available and current market conditions. To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriter have not yet agreed to a final price for the offering.

In response to the Staff’s oral comments on January 22, 2018, the Company has provided additional information below as it relates to its analysis of the Preliminary Price Range and the estimated fair value of its common stock for its most recent grants of stock options for 200,000 shares on April 18, 2017 and 160,000 shares on July 11, 2017 of $1.95 per share (the “Estimated Fair Value”).

To assess the materiality of an increase in the fair value of the Company’s common stock during the second quarter of 2017 on its financial statements, we respectfully advised the Staff in our Initial Letter that the Company performed a sensitivity analysis with respect to the Company’s July 11, 2017 stock option grant. Based on its sensitivity analysis, the Company determined that if the fair value of its common stock increased from $1.95 per share at December 31, 2016 to $3.90 per share on July 11, 2017, the aggregate value of the 160,000 stock options would increase from $137,488 to $274,992, or $45,834 per year and $11,459 per quarter.

Securities and Exchange Commission

January 23, 2018

The Company supplementally advises the Staff that the impact of using the $3.90 estimated fair value per share on the Company’s unaudited, condensed consolidated statements of operations for the nine months ended September 30, 2017 is to increase operating expenses by $10,313. Management analyzed the materiality of this amount by considering the following quantitative and qualitative factors:

•	The amount represents 0.16% of operating expenses

•	The amount represents 3.67% of income from operations

•	The amount represents 7.10% of pre-tax income

•	The amount does not impact net stockholders’ equity or cash provided by operating activities

•	The amount is subjective, judgmental and non-cash in nature

•	The amount does not impact lender covenants or management compensation plans

After considering the above factors, management concluded that the impact of using $3.90 per share as the estimated fair value of the Company’s common stock is not material to the Company’s unaudited, condensed consolidated financial statements taken as a whole on either a quantitative or qualitative basis.

In addition, as the Company did not obtain any contemporaneous, third-party valuation reports in 2017, and as the Company did not sell any stock during 2017, it performed a ‘straight-line’ analysis on the valuation of the Company’s common stock. This analysis began in April 2017 with an estimated fair value of common stock of $1.95 per share (due to no relative change in value between December 2016 and April 2017 as described in the Initial Letter), ended in January 2018 with an estimated fair value of common stock of $7.00 per share (the mid-point of the expected offering range), and assumed that increases in the fair value of the Company’s common stock accreted ratably over this time period. This analysis yielded an estimated fair value of the Company’s common stock of $3.63 per share in July 2017. The impact on its consolidated financial statements of utilizing this straight-line analysis in the determination of estimated fair value of the Company’s stock-based compensation would be slightly smaller than the impacts described in the sensitivity analysis, and as stated above, management believes that such impacts are not material to the Company’s financial statements taken as a whole on either a quantitative or qualitative basis.

The Company further advises the Staff that, as noted in the Initial Letter, one factor in the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm was an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings. Specifically, the lead underwriter considered eight different companies in its valuation analysis, including several more recent initial public offerings, which were not included in the Company’s independent third-party valuation firm’s analysis. The lead underwriter’s analysis was a wider, more recent range of comparable companies than that of the independent third-party valuation firm and was conducted more than a year later. As a result, significant differences exist between the valuation analysis performed by the lead underwriter and the independent third-party valuation firm.

As a result of the analysis provided in the Initial Letter and as further established herein, the Company believes that the estimated fair value of its common stock as of April 18, 2017 and July 11, 2017 of $1.95 per share is reasonable in light of the third-party valuation firm’s analysis and the currently expected $6.00 to $8.00 per share range in its IPO is justified based on market conditions and the accretion in value sustained since July 11, 2017. Further, a review of the Company’s straight-line and sensitivity analyses support a determination that a hypothetical increase in fair value would not have a material impact on the Company’s financial statements taken as a whole on either a quantitative or qualitative basis.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter. The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 23, 2018

Please direct any questions or comments regarding this letter or the Registration Statement to me at (858) 720-6322 or dennis.doucette@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ Dennis J. Doucette
Dennis J. Doucette

cc:	Jan Woo, Securities and Exchange Commission

David Edgar, Securities and Exchange Commission

Edwin Kim, Securities and Exchange Commission

Steve Cooper, One Stop Systems, Inc.

John W. Morrison, Jr., One Stop Systems, Inc.

Michael T. Raymond, Dickinson Wright PLLC

Bradley J. Wyatt, Dickinson Wright PLLC